Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                December 4, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                            FT 9069
              Municipal Advantage Closed-End and ETF Portfolio, Series 63
                                     (the "Trust")
                          CIK No. 1823351 File No. 333-249910
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General/Global Comments
_______________________

      1. PLEASE CONFIRM FIRST TRUST HAS BEEN DISCLOSING THE INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN REGISTRATION STATEMENTS AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: The Sponsor confirms that the First Trust UIT prospectuses include a description of a trust's indemnification provisions and refers the Staff to the bullet points under the section of the prospectuses entitled "Expenses and Charges" where each trust identifies circumstances under which the trust may indemnify the Trustee and/or Sponsor of a trust.

      2. PLEASE CONFIRM THAT THE LIST OF RISK FACTORS IS ACCURATE FOR EACH TRUST IN THE INFORMATION SUPPLEMENT. IF NOT, PLEASE EXPLAIN THE DIFFERENCES BETWEEN THE PROSPECTUS AND INFORMATION SUPPLEMENT AND PLEASE REVISE THE INFORMATION SUPPLEMENT DISCLOSURE TO BE CONSISTENT WITH A TRUST'S INVESTMENTS.

      Response: The Sponsor respectfully declines to revise the Information Supplement disclosure. Please note that the underlying Funds held by the Trust have portfolios that can change over time. As such, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

Portfolio
_________

      3. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: If the Trust has material exposure to jurisdictions experiencing financial distress, appropriate disclosure will be added to the Trust's prospectus.

      4. THE DISCLOSURE PROVIDES THAT "THE CLOSED-END FUNDS AND ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE CLOSED-END FUND OR ETF, THE CURRENT DIVIDEND YIELD OF THE CLOSED-END FUND OR ETF, THE QUALITY AND CHARACTER OF THE SECURITIES OR OTHER ASSETS HELD BY THE CLOSED-END FUND OR ETF, AND THE EXPENSE RATIO OF THE CLOSED-END FUND OR ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE CLOSED-END FUNDS AND ETFS." PLEASE PROVIDE MORE SPECIFICS ON THESE FACTORS.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be removed and replaced in its entirety with the following:

         "The Closed-End Funds and ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund or ETF (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the Closed-End Fund or ETF (prioritizing Closed-End Fund or ETF with the highest dividend yields) and the quality and character of the securities held by the Closed-End Fund or ETF. All other factors being equal, the Sponsor will select Closed-End Fund or ETF with lower expense ratios, while attempting to limit the overlap of the securities held by the Closed-End Fund or ETF."

      4. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response:  In  accordance  with the Staff's comment, if any of the ETFs in
the   Trust's  final  portfolio  are  advised  by  First  Trust  Advisors  L.P., appropriate disclosure will be added to the Trust's prospectus.

      5. THE "ADDITIONAL PORTFOLIO CONTENTS" SECTION INCLUDES A REFERENCE TO INVESTMENT GRADE SECURITIES. PLEASE CONSIDER STATING THE TRUST PRIMARILY INVESTS IN INVESTMENT GRADE SECURITIES, (I.E. THE TRUST DOES NOT REQUIRE A SPECIFIC CREDIT QUALITY FOR INVESTMENT BUT PRIMARILY INVESTS IN INVESTMENT GRADE SECURITIES). OTHERWISE, IT IS NOT CLEAR WHY INVESTMENT GRADE IS MENTIONED HERE.

      Response: In accordance with the Staff's comment, the reference to investment grade securities will be deleted from the "Additional Portfolio Contents" section and the disclosure in the "Portfolio Selection Process" section will be revised to provide:

         "In selecting the Funds for the Trust, we did not require any specific duration or maturity for the underlying municipal bonds. Moreover, while we did not require any specific credit quality for the underlying municipal bonds, the Trust primarily invests in Funds which invest in investment grade securities."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                           Very truly yours,

                                           CHAPMAN AND CUTLER LLP


                                           By /s/ Daniel J. Fallon
                                              ____________________
                                              Daniel J. Fallon